Filed pursuant to Rule 424(b)(7)
Registration No. 333-216515

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 20, 2017)

18,274,456 Shares

C&J Energy Services, Inc.

Common Stock

This prospectus supplement updates, amends and supplements certain information contained in the prospectus dated March 20, 2017 (the “Prospectus”), which Prospectus forms a part of the Registration Statement on Form S-3 (File No. 333-216515) (the “Registration Statement”) of C&J Energy Services, Inc. (the “Company,” “we,” “us” or “our”), covering the resale of up to 30,000,000 shares of our common stock by the selling stockholders.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus.

Investing in our securities involves risks. Please read carefully the section entitled “Risk Factors” beginning on page 5 of the Prospectus and page 17 of our most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and in the other documents incorporated by reference herein, in the Prospectus and the Registration Statement before you make any investment in our securities.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 12, 2017.

The section entitled “Selling Stockholders” in the Prospectus is hereby amended and supplemented by the following information:

SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock by the selling stockholders that are offering shares of our common stock pursuant to this prospectus supplement, the Prospectus and the Registration Statement.

Any information presented concerning a selling stockholder is based on information supplied to us by such selling stockholder on or prior to May 5, 2017 in connection with questionnaires furnished to us by such selling stockholder under the terms of that certain Registration Rights Agreement, dated as of January 6, 2017, by and among the Company and the selling stockholders named below for the express purpose of including that information in the Registration Statement for the registration of the resale of the shares of our common stock. See the sections entitled “Description of Capital Stock” and “Description of Capital Stock—Registration Rights Agreement” in the Prospectus.

We have not sought to verify any such information provided to us by the selling stockholders. The selling stockholders may hold or acquire at any time shares of our common stock in addition to the shares offered by this prospectus supplement and may have acquired additional shares of our common stock since the date on which the information reflected herein was provided to us. Additionally, the selling stockholders may have sold or transferred some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, since such date. Other information about the selling stockholders may also change over time.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has voting or investment power.

	Common Stock Owned Prior to this Offering			Common Stock Owned After this Offering(3)
Name of Selling Stockholders	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned(1)	Shares of Common Stock Being Registered for Resale(2)	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned(1)
Entities affiliated with Solus Alternative Asset Management LP(4)(5)	7,553,128	11.9%	7,553,128	—	—%
GSO Capital Solutions Fund II (Luxembourg) S.a.r.l.(4)(6)	6,520,635	10.3%	6,520,635	—	—%
Entities affiliated with BlueMountain Capital Management, LLC(4)(7)	3,203,584	5.1%	3,203,584	—	—%
Entities affiliated with Symphony Asset Management LLC(4)(8)	997,109	1.6%	997,109	—	—%

(1)	Percentage of class beneficially owned is based on 63,272,761 shares of common stock outstanding as of May 5, 2017, together with any shares of common stock which the person has the right to acquire beneficial ownership within 60 days, including through the exercise of any warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement. Shares of common stock which the person has the right to acquire beneficial ownership on May 5, 2017 and within 60 days thereafter are deemed outstanding for computing the percentage of beneficial ownership of such person, but are not deemed outstanding for purposes of computing the percentage of any other person.

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(2)	Represents the number of shares of common stock being registered on behalf of the selling stockholder pursuant to this prospectus supplement, which may be less than the total number of shares of common stock beneficially owned by such selling stockholder.

(3)	Assumes that the selling stockholders dispose of all of the shares of the common stock covered by this prospectus supplement and do not acquire beneficial ownership of any additional shares of common stock. The registration of these shares of common stock does not necessarily mean that the selling stockholders will sell all or any portion of the shares covered by this prospectus supplement.

(4)	All of the shares of the Company’s common stock held by the selling stockholders are subject to specified restrictions contained in lock-up agreements with certain underwriters during the period ending May 30, 2017 in connection with an offering of the Company’s common stock which closed on April 12, 2017.

(5)	Consists of (i) 170,472 shares of common stock held by Solus Opportunities Fund 3 LP, (ii) 252,444 shares of common stock held by Solus Opportunities Fund 5 LP, (iii) 486,386 shares of common stock held by Ultra Master Ltd and (iv) 6,643,826 shares of common stock held by SOLA LTD (collectively, the “Solus Funds”). Solus Alternative Asset Management LP serves as the investment manager of each of the Solus Funds, Solus GP LLC is the general partner of Solus Alternative Asset Management LP and Christopher Pucillo is the managing member of Solus GP LLC. Each of Solus Alternative Asset Management LP, Solus GP LLC and Christopher Pucillo may be deemed to have shared voting power and/or shared investment power with respect to the shares of common stock held by each Solus Fund. Each of the foregoing entities and persons disclaims beneficial ownership of the shares of common stock described in this paragraph. The mailing address of each of the entities and persons identified in this paragraph is c/o Solus Alternative Asset Management LP, 410 Park Avenue, 11th Floor, New York, New York 10022.

(6)	Reflects securities directly held by GSO Capital Solutions Fund II (Luxembourg) S.a.r.l. (“GSO CSF II Lux”). The sole shareholder of GSO CSF II Lux is GSO Capital Solutions Fund II LP. The general partners of GSO Capital Solutions Fund II LP are GSO Capital Solutions Associates II (Delaware) LLC and GSO Capital Solutions Associates II (Cayman) Ltd. GSO Holdings I L.L.C. is the managing member of GSO Capital Solutions Associates II (Delaware) LLC and a shareholder of GSO Capital Solutions Associates II (Cayman) Ltd. Blackstone Holdings II L.P. is a managing member of GSO Holdings I L.L.C., an affiliate of GSO Capital Partners LP and The Blackstone Group L.P., with respect to securities beneficially owned by GSO Capital Solutions Associates II (Delaware) LLC. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings II L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. In addition, each of Bennett J. Goodman and J. Albert Smith III serves as an executive of GSO Holdings I L.L.C. and may be deemed to have shared voting power and/or investment power with respect to the securities held by GSO CSF II Lux. Michael Zawadzki, an employee of GSO Capital Partners LP and/or one of its affiliates, is a member of the Company’s Board of Directors. Mr. Zawadzki disclaims beneficial ownership of our common stock held by GSO CSF II Lux. Each of the foregoing entities and individuals disclaims beneficial ownership of the shares held directly by GSO CSF II Lux (other than GSO CSF II Lux to the extent of its direct holdings). In the ordinary course of business, GSO Capital Partners LP and its affiliates, including Blackstone, manage, advise or sub-advise certain funds whose portfolio companies may have relationships with us. The address of GSO CSF II Lux is 345 Park Avenue, 31st Floor, New York, New York 10154.

(7)	Consists of (i) 1,739,369 shares of common stock held by Blue Mountain Credit Alternatives Master Fund L.P., (ii) 111,554 shares of common stock held by BlueMountain Kicking Horse Fund L.P., (iii) 316,956 shares of common stock held by BlueMountain Montenvers Master Fund SCA SICAV-SIF, (iv) 100,203 shares of common stock held by BlueMountain Guadalupe Peak Fund L.P., (v) 631,613 shares of common stock held by BlueMountain Summit Trading L.P., (vi) 97,838 shares of common stock held by BlueMountain Logan Opportunities Master Fund L.P. and (vii) 206,051 shares of common stock held by BlueMountain Foinaven Master Fund L.P. (collectively, the “BlueMountain Funds”). BlueMountain Capital Management, LLC is the investment manager of each BlueMountain Fund and may be deemed to have shared voting power and/or shared investment power with respect to the securities described in this paragraph. Members of the investment committee of BlueMountain Capital Management, LLC, which is made up of Andrew Feldstein, Derek Smith, Marina Lutova and David Zorub, may also be deemed to have shared voting power and/or shared investment power over the securities described in this paragraph. Each of the foregoing entities and persons disclaims beneficial ownership of the securities described in this paragraph other than each BlueMountain Fund to the extent of its direct holdings. The mailing address of each of the entities and persons identified in this paragraph is c/o BlueMountain Capital Management, LLC, 280 Park Ave., 12th Floor, New York, New York 10017.

(8)	Consists of (i) 255,954 shares of common stock held by BayCity Long-Short Credit Master Fund Ltd., (ii) 122,232 shares of common stock held by BayCity Senior Loan Master Fund Ltd., (iii) 69,529 shares of common stock held by California Street CLO XI, L.P., (iv) 70,463 shares of common stock held by California Street CLO XII, Ltd, (v) 61,660 shares of common stock held by Menard, Inc., (vi) 80,413 shares of common stock held by Nuveen Floating Rate Income Fund, (vii) 60,418 shares of common stock held by Nuveen Floating Rate Income Opportunity Fund, (viii) 39,988 shares of common stock held by Nuveen Senior Income Fund, (ix) 39,988 shares of common stock held by Nuveen Short Duration Credit Opportunities Fund, (x) 195,720 shares of common stock held by Nuveen Symphony Floating Rate Income Fund and (xi) 744 shares of common stock held by Symphony Floating Rate Senior Loan Fund (collectively, the “Symphony Funds”). Symphony Asset Management LLC serves as the general partner, investment advisor or collateral manager for each of the Symphony Funds and may be deemed to have shared voting power and/or shared investment power over the securities described in this paragraph. Each of the foregoing entities disclaims beneficial ownership of the shares of common stock described in this paragraph other than each Symphony Fund to the extent of its direct holdings. The mailing address of each of the entities identified in this paragraph is c/o Symphony Asset Management LLC, 555 California Street, Suite 3100, San Francisco, California 94104.

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